PRESS RELEASE


                          KLLM TRANSPORT SERVICES, INC.
                         ADOPTS STOCKHOLDER RIGHTS PLAN

JACKSON, Miss. (February 13, 1997) - KLLM Transport
Services, Inc. (NNM:KLLM) announced that its Board of Directors adopted a Stockholder Rights Plan at its regular meeting today. The Plan is designed to enable KLLM and its Board to enhance value so that all stockholder can realize the long term value of their investment in KLLM. The Plan is also intended to protect KLLM stockholders in the event an attempt is made to acquire control of KLLM through certain coercive or unfair tactics.

       Steven K. Bevilaqua, President and Chief Executive
Officer, state, "Over 1,700 companies have adopted stockholder rights plans, and the Board believes it is an appropriate action for KLLM. We are not currently in any discussions with other parties regarding the sale of KLLM.
Our focus is on enhancing long-term value for our stockholders".

       The Plan provides for a distribution of a Purchase Right on February 24, 1997, to each stockholder of record of KLLM's common stock on February 24, 1997. Generally, these Rights to purchase preferred shares will be exercisable if a person or group acquires 20% or more of KLLM's common stock or announces a tender offer. Each Right entitles the holder (other than the person or group acquiring 20% or more), after the Rights become exercisable, to acquire KLLM common stock having a market value of two times the exercise price of the Right or securities of the acquiring entity having a market value of two times the exercise price.

       KLLM Transport Services, Inc. is an irregular-route truckload carrier that specializes in temperature-controlled, long-haul freight, regional freight and dedicated services, as well as the Vernon Sawyer division, which specializes in dry truckload carriage.